EXEMPTION # 82-4619




02002727

Open Joint Stock Compa...
BURYATZOLOTO

9 Tzivileva Street, Ulan-Ude, 670034 Republic of Buryatia
tel. (+007 3012) 34 08 10, fax (+007 3012) 34 01 07

15 December 2001

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.Y.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A

Re: Exemption # 82-4619

Dear Sir or Madam:

On behalf of AO Buryatzoloto (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Security Exchange Act of 1934.

Document Description

1. A copy of the company's report for the six month period ended 30 June 2001.

2. A copy of the company's report for the nine month period ended 30 September 2001.

Yours truly,

Alexander Balabanov
Chairman of the Board

Attachment

OPEN JOINT STOCK COMPANY

BURYATZOLOTO

January-June 2001
Semi Annual Financial Statements

Ulan-Ude
Republic of Buryatia
Russian Federation

Balance Sheets

	30 June 2001 US $'000	31 December 2000 US $'000
ASSETS	*(Unaudited)*	*(Audited)*
Non-Current Assets		
Investments and intangibles	728	739
Property, plant and equipment (net)	52,889	53,785
Derivative asset	2,353	2,574
Total Non-Current Assets	**55,970**	**57,098**
Current Assets		
Inventories	7,834	8,359
Accounts receivable	3,245	2,387
Deferred development expenditure	828	219
Cash and cash equivalents	1,621	1,388
Total Current Assets	**13,528**	**12,353**
TOTAL ASSETS	**69,498**	**69,451**
SHAREHOLDERS' EQUITY & LIABILITIES		
Shareholder's Equity		
Share capital	75	75
Share premium	9,715	9,715
Hedging reserve	2,353	2,574
Retained earnings	20,350	19,534
Total Shareholder's Equity	**32,493**	**31,898**
Long-term Liabilities		
Provision for restoration liability	2,606	2,550
Long-term debt (LTD)	10,400	10,400
Deferred taxes	12,064	11,414
Total Long-term Liabilities	**25,070**	**24,364**
Current Liabilities		
Accounts payable	789	947
Other current liabilities	3,779	4,697
Dividends payable	83	107
Short term borrowings and current portion of LTD	7,284	7,438
Total Current Liabilities	**11,935**	**13,189**
TOTAL EQUITY AND LIABILITIES	**69,498**	**69,451**

Profit and Loss Account

	6 months ended 30 June 2001 US $'000	6 months ended 30 June 2000 US $'000
		(Unaudited)
Sales revenue	19,603	11,910
Other income (incl. proceeds from hedging)	635	465
Cost of sales	(14,176)	(8,100)
Gross profit	**6,062**	**4,275**
Exploration expenses	(1,537)	(950)
General and administrative expenses	(1,584)	(1,677)
Operating profit/(loss)	**2,941**	**1,648**
Loss on disposal of assets	(2)	(131)
Non-operating expenses	(98)	(94)
Profit/(loss) before financial items	**2,841**	**1,423**
Finance costs	(996)	(894)
Foreign exchange gain/(loss)	11	(473)
Profit/(loss) before taxation	**1,856**	**56**
Profit tax	(957)	(1,181)
Net profit/(loss)	**899**	**(1,125)**
Dividends payable	(83)	(113)
Retained profit/(loss)	**816**	**(1,238)**
Earnings/(loss) per share		
Basic earnings/(loss) per share	US $0.14	(US $0.21)
Diluted earnings/(loss) per share	US $0.14	(US $0.21)

Cash Flow Statement

	6 months ended 30 June 2001 US $'000	6 months ended 30 June 2000 US $'000
		(Unaudited)
Cash flows from operating activities		
Profit before profit tax	1,856	56
Adjustments for:		
Income from hedging operations	(420)	(233)
Depreciation and amortization	3,162	2,973
Interest expense	996	894
Loss on disposal of property, plant and equipment	2	131
Operating income before changes in working capital	**5,596**	**3,821**
Changes in working capital balances:		
Inventories	525	(1,779)
Accounts receivable and prepayments	(858)	181
Deferred development expenditure	(609)	(361)
Accounts payable	(155)	124
Other current liabilities, excl. profit tax payable	(748)	336
Interest paid	(868)	(990)
Profit tax paid	(477)	(812)
Net cash from operating activities	**2,406**	**520**
Cash flows used in investing activities		
Additions to property, plant, equipment	(2,249)	(4,269)
Additions to investments in intangible assets	(8)	(41)
Net cash used in investing activities	**(2,257)**	**(4,310)**
Cash flows from financing activities		
Short term borrowings	719	960
Long term borrowings	(528)	433
Dividends paid on type B shares	(107)	(203)
Net cash from (used in) financing activities	**84**	**1,190**
Net increase/(decrease) in cash and equivalents	**233**	**(2,600)**
Cash and equivalents, beginning of the period	**1,388**	**4,258**
Cash and equivalents, end of the period	**1,621**	**1,658**

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Alexander V. Balabanov - Chairman,
Executive Director
Russian Project Finance Bank

Valery A. Dmitriev
General Director and Chief Executive Officer
AO Buryatzoloto

Munko B. Dampilov
Deputy General Director and Chief Geologist
AO Buryatzoloto

Kevin E. Bortz
Director, Natural Resources
European Bank for Reconstruction and Development

Raymond Conway
Senior Banker, Natural Resources
European Bank for Reconstruction and Development

David V. Mosher
President and Chief Executive Officer
High River Gold Mines Ltd.

Laurence Curtis
President
Intrepid Minerals Inc.

Corporate Office

9 Tzivileva St., Ulan-Ude,
Republic of Buryatia,
Russian Federation, 670034
Tel: (3012) 34 08 10 Fax:(3012) 34 01 07

Auditors

PriceWaterhouseCoopers
Moscow
Tel: (095) 967 6000
Fax: (095) 967 6001

Registrar

PR Limited
19 Tchernyakhovskogo St., Moscow,
Russian Federation, 125319
Tel: (095) 195 6649 Fax: (095)

Bankers

International Moscow Bank
Moscow
Sberbank
Ulan-Ude, Republic of Buryatia

Transfer Agent in Ulan-Ude

Mr. I.N. Khindanov
Tel: (3012) 26 31 50

Financial Adviser

RPFB Project Finance Ltd.
Moscow

Depository Bank for ADR Program

The Bank of New York
New York, USA
Tel: (212) 815 2077
Fax: (212) 571 3050

Stock Trading

Moscow (RTS-2)	BRZL
New York (OTC)	BYZJY
Berlin (OTC)	BYT
Frankfurt (OTC)	BYT

OPEN JOINT STOCK COMPANY

BURYATZOLOTO

January-September 2001
9 Months Report

Ulan-Ude
Republic of Buryatia
Russian Federation

GENERAL DIRECTOR'S MESSAGE

The Company's gold production for the nine-month period ending September 30, 2001 totaled 112,841 ounces (3,509.7 kg), 19 % above the budget and 28% increase from last year result. The production for the corresponding period of 2000 was 87,815 ounces (2,731.3 kg) of gold.

Both underground mines performed well and exceeded the budget targets. The Irokinda mine was the major contributor to the production growth in 2001 following conversion to a year-round operation as a result of exploration success of the Company in this area in the past few years. The following is summary of operations results:

	Zun-Holba Mine		**Irokinda Mine**		**Placer**		**Total**	
	9m 2001	**9m 2000**	**9m 2001**	**9m 2000**	**9m 2001**	**9m 2000**	**9m 2001**	**9m 2000**
Gold production (oz)	52,034	52,980	56,583	28,991	4,224	2,773	127,128	100,787
Tonnes Mined	164,915	172,155	183,615	107,033				
Tonnes Milled	168,827	164,588	170,683	95,449			372,752	312,288
Head grade (gram/t)	10.3	10.9	11.0	11.2			10.6	11.0
Recovery, %	93.3	91.9	94.6	94.0			93.9	92.6
Total cash costs ($/oz)	179	156	151	146	236	236	166	155

At the Zun-Holba mine the Company proceeded the construction of the internal shaft and associated infrastructure. The Support Shaft No.1 was sank to the target level of 1,580 meters, which is 150 meters below the Adit No. 12. This shaft is expected to be commissioned in mid 2002. The work on the Main Shaft is progressing well and by the year end the level 1,580 meters will also be reached. Following the completion of the 3rd quarter the full scale ore production started from the level 1,690 meters, the first shaft level currently accessible via a decline from the Adit No.12.

The increase of cash cost at the Zun-Holba mine reflects higher cost of preparatory mining, increased energy cost and lower head grade compared to the previous year. In order to reduce the cost and enable further expansion of the mine in the low gold price environment the Company has made an investment decision in June to construct an 86 km long 110 kV power line to connect the Zun-Holba mine to the local power grid. The project cost for Buryatzoloto is estimated at US $7.7 million. The European Bank for Reconstruction and Development (EBRD), the lender to and major shareholder of the Company, agreed to provide a medium term loan to cover the project cost. The project will be implemented in cooperation with Buryatenergo, a local electricity supplier that will invest approximately US $2 million along with Buryatzoloto to fund construction of one of the sections of the proposed power line. The power line is scheduled to be commissioned in the 1st quarter 2003 and will allow Buryatzoloto to reduce the mine operating cost by approximately $25 per ounce as well as will provide a reliable source of energy to remote districts of the Republic of Buryatia.

The production from the Irokinda mine almost doubled from the last year result while cash cost on per ounce basis slightly increased, primarily due to lower ore grade. A small upgrading program was undertaken during the period under consideration at the Irokinda mill to complete the expansion of the milling capacity to 200,000 tonnes of ore per annum. In 2001 Buryatzoloto continued preparation of the third section of the temporary tailings pond for the mill that will be commissioned in August 2002.

The placer contributed 4,224 ounces of gold to the nine months record production of the Company, which is better than the budget and last year result.

AO Buryatzoloto sold for the first nine months of 2001 to commercial banks and to the Gokhran of Russia a total of 111,413 ounces (3,465.3 kg), a 26% increase compared to sales volume for the corresponding period of 2000. The average realized price for the period was US $267 per ounce (including a gain on a hedging program) compared to average price of US $280 per ounce realized for the nine months of 2000. The current hedging program expires in 2004 and includes series of forward sales of less than 5% of the Company's annual gold production at prices exceeding US $400 per ounce, which are linked to the EBRD loan amortization and interest payments.

During the first nine months of 2001 AO Buryatzoloto spent US $3,076,000 for exploration work compared to US $3,351,000 in the preceding year. The Company has fulfilled the planned volumes of exploration program designed to replace mined tonnage and define new targets for detailed exploration.

At the Irokinda mine 13,700 meters of diamond drilling has been drilled from surface and further 4,000 meters from underground. In addition the Company completed 21,000 cubic meters of trenching. Buryatzoloto estimates that by the year end the exploration work at the veins No. 30, No. 35 and Tzentralno-Tuluinskaya will add some 85,000 ounces of gold to geological reserves fully replacing the mined out tonnage. At the veins No.35 and Khrebtovaya (which are currently in production) exploration drills have recovered a number of very promising high grade intersections below adit levels where mining currently proceeds which encourages further exploration work and can lead to extension of production from these veins.

Drilling has commenced at the Zun-Holba mine to test the in-depth extension of the known ore zones. During the nine month period a total of 25 drills have been drilled to different depths between 320 meters and 760 meters. The five drills have intersected high gold grade veins at a depth of 100 to 150 meters below the boundaries of the delineated probable reserves of the veins Vavilovskoye 1, Sulfidnoye 1 and 2, Severnoye 1.

At Khilok depression the Company has undertaken a search work on the area of 158 square km, including geochemistry (3,292 samples taken), magnetic prospecting and drilling of one hole to the depth of 715 meters. The results of the work undertaken to date will be carefully analyzed in order to define next targets for drilling.

The Company was in compliance with requirements of the environmental legislation during the period under consideration. We regret to report that two accident occurred at the underground operations at each of the Company's mines during the past quarter which caused fatalities. To respond to the increase in the accident level the Company is implementing a review of its internal safety policies and procedures and tightens safety control on the operations.

The financial position of Buryatzoloto remains strong and the Company has sufficient liquidity. Pending the disbursement of the new EBRD loan for the power line project the Company raised a US $3 million bridge loan from the International Moscow Bank to finance capital construction costs under the project. The bridge loan will be repaid from the proceeds of the EBRD facility in early 2002.

Buryatzoloto reported an after tax profit of US $1,304,000 or US $0.22 per issued ordinary share for the nine-month period of 2001 on revenue of US $29,845,000 compared with a profit of US $1,661,000 or US $0.27 per share on revenue of US $24,994,000 for the corresponding period of 2000. The reduced profit margin and earnings per share reflect lower gold price realized on sales in 2001. The Company's earnings for the nine month period under review were also negatively impacted with the loss of US $325,000 in costs associated with remediation work after a heavy overflow that occurred in July in the Irkutsk region and destroyed a number of sections of the road providing access to the Zun-Holba mine. The Company continues to work with its insurer and Road fund authorities to obtain reimbursement for eligible part of the expenses that it covered after the overflow in order to reinstall supply of the consumables to the Zun-Holba mine and to reduce losses from shutting down of the operation for a prolonged period of time.

Valery A. Dmitriev
General Director & CEO

Balance Sheets

	30 September 2001 US $'000	31 December 2000 US $'000
ASSETS	*(Unaudited)*	*(Audited)*
Non-Current Assets		
Investments and intangibles	761	739
Property, plant and equipment (net)	52,446	53,785
Derivative asset	1,787	2,574
Total Non-Current Assets	**54,994**	**57,098**
Current Assets		
Inventories	8,759	8,359
Accounts receivable and prepayments	2,726	2,387
Deferred development expenditure	908	219
Cash and cash equivalents	1,351	1,388
Total Current Assets	**13,744**	**12,353**
TOTAL ASSETS	**68,738**	**69,451**
SHAREHOLDERS' EQUITY & LIABILITIES		
Shareholder's Equity		
Share capital	75	75
Share premium	9,715	9,715
Hedging reserve	1,787	2,574
Retained earnings	20,838	19,534
Total Shareholder's Equity	**32,415**	**31,898**
Long-term Liabilities		
Provision for restoration liability	2,634	2,550
Long-term debt	10,400	10,400
Deferred taxes	12,003	11,414
Total Long-Term Liabilities	**25,037**	**24,364**
Current Liabilities		
Accounts payable	1,517	947
Other current liabilities	2,465	4,697
Dividends payable	83	107
Short term borrowings and current portion of long-term debt	7,221	7,438
Total Current Liabilities	**11,286**	**13,189**
Total Liabilities	**36,323**	**37,553**
TOTAL EQUITY AND LIABILITIES	**68,738**	**69,451**

Profit and Loss Account

	9 months ended 30 September 2001 US $'000	9 months ended 30 September 2000 US $'000
		(Unaudited)
Sales revenue	29,110	24,368
Other income!(incl. proceeds from hedging)	735	626
Cost of sales	(20,275)	(15,341)
Gross profit	**9,570**	**9,653**
Exploration expenses	(3,076)	(1,929)
General and administrative expenses	(2,434)	(2,755)
Operating profit/(loss)	**4,060**	**4,969**
Loss on disposal of property, plant & equipment	(2)	(133)
Non-operating expenses	(99)	(57)
Profit/(loss) before financial items	**3,959**	**4,779**
Finance costs	(1,396)	(1,186)
Foreign exchange gain/(loss)	256	(255)
Profit/(loss) before taxation	**2,819**	**3,338**
Profit tax	(1,107)	(1,564)
Net profit/(loss)	**1,712**	**1,774**
Dividends payable	(83)	(113)
Exceptional items	(325)	
Retained profit/(loss)	**1,304**	**1,661**
Earnings/(loss) per share		
Basic earnings/(loss) per share	US $0.22	US $0.27
Diluted earnings/(loss) per share	US $0.17	US $0.22

Cash Flow Statement

	9 months ended 30 September 2001 US $'000	9 months ended 30 September 2000 US $'000
		(Unaudited)
Cash flows from operating activities		
Profit/(loss) before financial items	3,959	4,779
Adjustments for:		
Income from hedging operations	(682)	(416)
Foreign exchange gain/(loss)	256	(255)
Depreciation and amortization	4,989	4,467
Incidental expenses	(325)	
Loss on disposal of property, plant & equipment	2	133
Operating income before changes in working capital	**8,199**	**8,708**
Adjustments for working capital changes:		
Net (increase)/decrease in current assets	(1,428)	(1,873)
Net (decrease)/increase in current liabilities	(1,458)	(196)
Finance costs paid	(1,175)	(1,287)
Profit tax paid	(722)	(1,076)
Net cash from operating activities	**3,416**	**4,276**
Cash flows used in investing activities		
Additions to property, plant and equipment	(3,619)	(5,434)
Additions to investments and intangible assets	(55)	(50)
Net cash used in investing activities	**(3,674)**	**(5,484)**
Cash flows from financing activities		
Short-term borrowings	1,260	
Long-term borrowings	(932)	16
Dividends paid on type B preference shares	(107)	(203)
Net cash from financing activities	**221**	**(219)**
Net increase/(decrease) in cash and equivalents	**(37)**	**(1,395)**
Cash and equivalents at the beginning of the period	**1,388**	**4,258**
Cash and equivalents at the end of the period	**1,351**	**2,863**

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Alexander V. Balabanov - Chairman,
Executive Director
RPFB Project Finance Ltd.

Kevin E. Bortz
Director, Natural Resources
European Bank for
Reconstruction and Development

Valery A. Dmitriev
General Director and
Chief Executive Officer
AO Buryatzoloto

Raymond J. Conway
Senior Banker, Natural Resources
European Bank for
Reconstruction and Development

Munko B. Dampilov
Deputy General Director and
Chief Geologist
AO Buryatzoloto

David V. Mosher
President and Chief Executive Officer
High River Gold Mines Ltd.

Laurence Curtis
President
Intrepid Minerals Corporation

Corporate Office

9 Tzivileva St., Ulan-Ude,
Republic of Buryatia,
Russian Federation, 670034
Tel: (3012) 34 08 10 Fax:(3012) 34 01 07

Registrar

PR Limited
19 Tchernyakhovskogo St., Moscow,
Russian Federation, 125319
Tel: (095) 195 6649

Transfer Agent in Ulan-Ude

Mr. I.N. Khindanov
Tel: (3012) 26 26 05

Depository Bank for ADR Program

The Bank of New York
New York, USA
Tel: (212) 815 2077
Fax: (212) 571 3050

Auditors

PriceWaterhouseCoopers
Moscow
Tel: (095) 967 6000
Fax: (095) 967 6001

Bankers

International Moscow Bank
Moscow
Sberbank
Ulan-Ude, Republic of Buryatia

Financial Adviser

RPFB Project Finance Ltd.
Moscow

Stock Trading

Moscow (RTS)	BRZL
New York (OTC)	BYZJY
Berlin (OTC)	BYT
Frankfurt (OTC)	BYT